Exhibit 3.2

Amendment

to

Amended and Restated Memorandum and Articles of Association

of

Qudian Inc.

a Cayman Islands company

Amended by special resolution on February 27, 2017

1.	The definition of “Kunlun Director” set forth in Article 1 of the Articles is hereby deleted in its entirety.

2.	The definition of “Preferred Directors” set forth in Article 1 of the Articles is hereby deleted in its entirety and replaced by the following:

“Preferred	Directors” means the API Director, the Phoenix Director, the BRV Director, and the Source Code Director.

3.	The definition of “Preferred Directors Majority” set forth in Article 1 of the Articles is hereby deleted in its entirety and replaced by the following:

        “Preferred Directors Majority” means three (3) out of the four (4) Preferred Directors.

4.	Article 78(a) of the Articles is hereby deleted in its entirety and replaced by the following:

        The seven (7) Directors in the Board of the Company shall be elected in the following manner:

(a)	Each of API, BRV, Source Code, and Phoenix shall have the right to elect, remove from the office and replace one (1) Director of the Board of Directors (the Director elected by BRV, the “BRV Director”; the Director elected by Source Code, the “Source Code Director”; the Director elected by Phoenix, the “Phoenix Director”; and the director elected by API, the “API Director”).

(b)	The Founder Holdco have the right to elect, remove from the office and replace three (3) Directors of the Board of Directors (the “Ordinary Directors”), one of whom shall be the then current chief executive officer of the Company, who shall be entitled to vote for the vacant seats of the Board.